Exhibit 11

Statement of Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, “Earnings Per Share.” The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. Our outstanding non-vested shares of restricted stock contain non- forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at March 31, 2016 or 2015.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month period ended March 31, 2016 as the vesting conditions had not been satisfied.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	For the three months ended March 31:
	2016	2015
Numerator:
Net income	$10,569	$8,131
Less: distributed earnings allocated to non-vested stock	(15)	(21)
Less: undistributed earnings allocated to non-vested restricted stock	(44)	(44)
Numerator for basic earnings per share	$10,510	$8,066
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	44	44
Less: undistributed earnings reallocated to non-vested restricted stock	(44)	(44)
Numerator for diluted earnings per share	$10,510	$8,066
Denominator:
Weighted average shares outstanding – basic	43,475,630	43,372,388
Effect of dilutive securities:
Stock options and other awards	10,918	9,895
Weighted average shares outstanding – diluted	43,486,548	43,382,283

Basic earnings per share	$0.24	$0.19
Diluted earnings per share	$0.24	$0.19